Scott A. Samuels | 617 348 1798 | ssamuels@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY INTERCEPT PHARMACEUTICALS, INC.

September 4, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler, Assistant Director

Re:	Intercept Pharmaceuticals, Inc.

Registration Statement on Form S-1

Submitted Confidentially on June 20, 2012, as amended on August 8, 2012

CIK No. 0001270073

Ladies and Gentlemen:

We are submitting this letter on behalf of Intercept Pharmaceuticals, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 20, 2012 (the “Comment Letter”) from Jeffrey P. Riedler, Assistant Director, to Mark Pruzanski, the Company’s President and Chief Executive Officer, relating to the above-referenced registration statement on Form S-1 of the Company submitted with the Commission on August 8, 2012 on a confidential basis pursuant to Title 1, Section 106 of the Jumpstart Our Business Startups Act (“Amendment No. 1 to the Confidential Submission”). In conjunction with this letter, the Company is making its initial public filing (the “Initial Public Filing”) of such registration statement and making further amendments thereto (as amended, the “Registration Statement”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in the Initial Public Filing. Page numbers referred to in the responses reference the applicable pages of the Initial Public Filing.

We are providing by overnight delivery to Ms. Rose Zukin of the Staff five courtesy copies of this letter and the Registration Statement that have been marked to show changes from Amendment No. 1 to the Confidential Submission.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 4, 2012

Confidential Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

1.	With your next amendment, please file the securities purchase agreement you entered into in August 2012 with an affiliated fund of OrbiMed Advisors, LLC and Genextra S.p.A.

Response: The Company has filed the above-referenced securities purchase agreement as Exhibit 10.18 to the Registration Statement.

Critical Accounting Policies and Estimates
Valuation of Stock-Based Compensation and Warrant Liability, page 58

2.	We acknowledge your response to comment 18. We understand that the PWERM approach is a technique used to allocate enterprise value between the various forms of instruments outstanding including preferred and common stocks. Please revise your disclosure to clarify how you estimated your enterprise value at each valuation date and differentiate between that valuation and your use of the PWERM approach to allocate value to your common stock.

Response: The Company has revised the disclosure on pages 60 through 62 of the prospectus contained in the Initial Public Filing.

3.	Please revise your disclosure to quantify the probability you assigned to each of the PWERM scenarios (e.g. merger/sale, IPO, continuing operations and dissolution) for June 30, 2011, October 13, 2011, December 15, 2011, December 31, 2011, June 30, 2012.

Response: As noted on page 60 of the prospectus contained in the Initial Public Filing, the Company performed an update to its March 31, 2010 valuation as of September 30, 2011. The Company did not perform a formal retrospective update to the March 31, 2010 valuation as of June 30, 2011, because no equity awards had been granted since September 2010. The Company determined, in the course of updating the valuation as of September 30, 2011, that the fair value of the common stock had remained constant during the intervening period because the valuation as of March 2010 and September 2011 resulted in the same price per share of common stock and, therefore, used this valuation as of June 30, 2011. In addition, after the Company updated its valuation as of September 30, 2011, it did not formally update that valuation as of October 13, 2011, December 15, 2011 or December 31, 2011, since it did not identify any single event or series of events that occurred during these intervening time periods that would have resulted in a change in fair value. In connection with its initial filing of the Registration Statement, the Company did perform a formal valuation as of June 30, 2012, and the probabilities assigned to the various scenarios used in this valuation are now disclosed in the table and additional disclosure contained on page 61 of the prospectus contained in the Initial Public Filing.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 4, 2012

4.	In the third paragraph on page 61 explaining why your value of common stock has not changed you indicate that you may be required to conduct a larger and more expensive confirmatory clinical outcomes trial associated with OCA. In your response to comment 18 you appear to definitively state that you determined that such a trial would be required. Please explain this apparent discrepancy and tell us whether the costs of this larger trial are contemplated in your use of proceeds disclosures.

Response: The disclosure that a larger and more expensive confirmatory clinical outcomes trial “may be required” on page 61 of the prospectus contained in Amendment No. 1 to the Confidential Submission is correct. The Company’s response to prior Comment No. 18, indicating that such a trial “would be required,” was a mistake. In addition, the Company notes that the costs of this larger trial are contemplated in the Use of Proceeds disclosure in the prospectus contained in the Registration Statement. Since the Company has not yet confirmed the trial design, it has conservatively estimated the costs of this larger trial at the high end of the range of what management currently expects it to cost.

5.	In explaining the increase in fair value of common stock on July 31, 2012 you refer to the Series C preferred stock issuance that apparently will close in August 2012. Please address the following comments:

•	Please tell us why the $2.00 Series C preferred stock price is indicative of its fair value as Genextra participated in this financing round. In your response, please tell us who lead the negotiations for the Series C investors. Also in your response, please tell us whether there are any pre-existing relationships between any of your officers, directors or 5% equity owners and OrbiMed or any of its principals. If so, please tell us how the price of the Series C preferred stock is at arm’s-length fair value.

•	Please tell us the fair value of your common stock on the date of the Series C preferred stock issuance and reconcile for us the difference between that common stock value and the $2.00 preferred issuance price.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 4, 2012

•	Please explain any change in value of common stock from July 31, 2012 to the date of the Series C preferred stock issuance. If there is no change, please explain why.

•	As partial explanation for the increase in common stock value at July 31, 2012 you disclose “other general factors consistent with the Practice Aid.” Please revise your disclosure to describe these other general factors.

Response: The Company responds to the Staff’s comments as follows (with each paragraph below corresponding to the bulleted paragraphs above):

The Company believes that the $2.00 Series C preferred stock price is indicative of the fair value of the preferred stock because the Series C financing was led by a new outside investor, a fund affiliated with OrbiMed Advisors LLC (“OrbiMed”), which purchased 70% of the offered securities, with the balance purchased by Genextra S.p.A. (“Genextra”). The lead negotiator for the Series C investors was Jonathan Silverstein, acting on behalf of OrbiMed. Dr. Pruzanski represented the Company in these negotiations. Genextra was offered the opportunity to participate in the financing on the same terms as Orbimed, which it had the contractual right to do under the terms of the Company’s stockholders agreement. In addition, the terms of the financing were approved by the disinterested members of the Company’s Board of Directors after consideration of various alternative financing transactions. At the time of the financing, there were no pre-existing relationships between any of the Company’s officers, directors or 5% equity owners and OrbiMed or any of its principals. Upon closing of the financing, OrbiMed designated Jonathan Silverstein and Klaus Veitinger to be appointed to the Company’s board of directors.

The Company believes that the fair value of the common stock on the date of the Series C preferred stock issuance was $1.61 per share, the same as the value determined by the board of directors as of July 31, 2012. This amount differs from the $2.00 per share price of the Series C preferred stock because of the rights, preferences and privileges of the Series C preferred stock relative to the common stock, including the rights of the Series C preferred stockholders to receive proceeds upon any liquidation or deemed liquidation of the Company in preference to the holders of the other series of preferred stock and the common stock and the right to receive cumulative accruing dividends of $0.12 per share per year when and as declared by the board of directors or upon liquidation or deemed liquidation of the Company. In determining the fair value of the common stock as of July 31, 2012, the Company incorporated the Series C financing terms into the Company’s valuation analysis as of that date because the parties were close to signing definitive documents and the Company assumed that the financing would be completed.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 4, 2012

As noted above, the July 31, 2012 valuation incorporated the Company’s assumption that the Series C financing would be completed, and it was in fact completed on August 9, 2012. Management did not identify any other single event or series of events that occurred between July 31, 2012 and August 9, 2012 that would have resulted in a change in fair value.

The Company has revised the disclosure on page 64 of the prospectus contained in the Initial Public Filing.

Results of Operations
Comparison of the Six Months Ended June 30, 2012 and the Six Month Ended June 30, 2011, page 64

6.	In the last paragraph in this section on page 65, you disclose that the gains resulting from the reduction in derivative warrant values is due in part to the change in the fair value of the common stock underlying the warrants. As it appears that your common stock value has either stayed constant or increased during the periods presented, it appears that such movement would either not impact the fair value of your warrant liability or cause it to increase. Please revise your disclosure to indicate that the gains recorded were offset by the increase in your underlying common stock fair value or explain to us how your disclosure is reasonable and appropriate.

Response: The Company has revised the disclosure on page 66 of the prospectus contained in the Initial Public Filing to indicate that for the six months ended June 30, 2012 the gains recorded were offset by the increase in the fair value of the common stock underlying the warrants.

Business, page 73
Strategic Collaborations and Research Arrangements, page 85
Dainippon Sumitomo Pharma, page 85

7.	We note your response to comment 27 and that you have requested confidential treatment for the specific royalty rate percentages under your agreement with DSP. However, your current disclosure that you may receive “tiered low- to mid-double digit percentage royalties” provides too broad a range of potential royalties. Please revise your disclosure to provide a range of royalties for the lowest rate and the highest rate at which royalties may be paid under your agreement with DSP. Please ensure that the percentage range you provide for the minimum and maximum royalty rate is within a ten-percent range (e.g., “single digits,” “twenties,” “between 10% and 20%,” etc.).

For purposes of your confidential treatment request, please note that we are not requesting that you disclose individual percentages for your royalty rates.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 4, 2012

Response: The Company has revised the disclosure on pages 87 and F-14 of the prospectus contained in the Initial Public Filing to indicate that Dainippon Sumitomo Pharma Co. Ltd. (“DSP”) is obligated to pay the Company tiered royalties ranging from the tens to the twenties in percent based on net sales of OCA products in Japan and the other Asian countries covered by the agreement.

Principal Stockholders, page 121

8.	We note your disclosure on page 121 that Genextra beneficially owns 51,026,306 shares of your common stock. However, where you further describe the shares of common stock held by Genextra in footnote 9 to the principal stockholders table, the total amount of shares described is equal to only 46,526,307. Please revise your disclosure to address this inconsistency.

Response: The Company has corrected the disclosure in the Beneficial Ownership Table on page 123 of the prospectus contained in the Initial Public Filing to indicate that Genextra beneficially owns 46,526,307 shares of common stock and the Company has also revised the corresponding percentage ownership.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
3. Significant Agreements, F-11

9.	We acknowledge your responses to comments 35 and 36. Requests for confidential treatment do not supersede specific requirements under GAAP. In addition, the uncertainty you identify in your responses regarding each milestone is why it is important to provide readers with the information required by ASC 605-28-50-2 for each milestone so that they have sufficient information to assess the risks associated with and the likelihood of achieving these milestones. As a result please address the following comments for each of your agreements:

•	As previously requested please provide a description of each milestone and provide the related contingent consideration as required by ASC 605-28-50-2b. Alternatively, please aggregate all your milestones into meaningful categories that have similar risks and timing of potential achievement. At a minimum, we believe these categories could include milestones to be earned based on early stage development, late stage development, regulatory submissions, regulatory approvals and commercialization, such as first sale or aggregate sales levels. If you elect to pursue this alternative approach, please disclose the nature of the milestones underlying each category and separately disclose the information required by ASC 605-28-50-2b for any individually significant milestones. To the extent you do not believe you have any individually significant milestones please demonstrate to us why not by providing us a complete listing of your milestones and explaining why none of them are significant.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 4, 2012

•	Please disclose the determination as to whether each milestone is substantive as required by ASC 605-28-50-2c. To the extent that you elect the alternative approach in the preceding bullet, please disclose the aggregate amount by category of the milestones that are substantive versus non-substantive and why.

•	Please disclose the factors that you considered in determining whether the milestone or milestones are substantive as required by ASC 605-28-50-2d.

Response: The Company responds to the Staff’s comments as follows (with each paragraph below corresponding to the bulleted paragraphs above):

As suggested by the Staff, the Company has revised its disclosure to provide a breakdown of the aggregate potential milestone payments that may be received under its agreements with DSP and Les Laboratories Servier and Institut De Recherches Servier (collectively, “Servier”) based on the following categories, which tie into the drug life-cycle: (1) development milestones, (2) regulatory submission and approval milestones, and (3) sales milestones, as set forth on page F-14 of the prospectus contained in the Initial Public Filing. The Company has also revised the related disclosure on pages 87 and 88 of the prospectus contained in the Initial Public Filing. The individual milestones comprising these categories are included in the unredacted copies of the agreements included with the Company’s confidential treatment request. See Section 9 of the DSP agreement and Article 4 of the Servier agreement. The Company respectfully believes that none of these individual milestones is significant at this point in time, given that (i) the drug candidates covered by the agreements are in early clinical development in Japan (in the case of the DSP agreement) or earlier stage of research (in the case of the Servier agreement), (ii) the milestones expected to be earned in the next several years, if at all, are immaterial with respect to investors’ understanding of the Company’s current and potential financial position over the next several years as the potential payments for milestones that could be achieved by the end of 2013 under both the DSP and Servier agreements aggregate to less than $3 million, and (iii) the payments for other milestones, although potentially significant in amount, would only be achieved, if at all, after significant additional progress is made with the product candidates covered in the agreements and are not expected to be received, if at all, for at least several years. The Company respectfully submits that providing a detailed description of these potential milestones would not provide investors with additional meaningful or material information and could be confusing and potentially misleading. Such specific disclosure could lead investors to mistakenly place an unrealistic value on the Company’s potential revenue stream from future milestones, each of which is subject to numerous product development, regulatory and other risks and uncertainties and many of which are highly contingent events.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 4, 2012

The Company has determined that each individual milestone included in the above category of milestones, as disclosed in response to the above comment, is substantive under ASC 605-28-50-2c. In determining whether each individual milestone was substantive, the Company took into consideration whether each individual milestone: (i) relates solely to the past performance of the intellectual property to achieve the milestone; (ii) is reasonable relative to all of the deliverables and payment terms in the arrangement; and (iii) is commensurate with the enhanced value of the intellectual property as a result of the milestone achievement. As each of the future milestones are tied to future events outside the Company's control and there is no assurance that they will be achieved and once achieved there is no adjustment or payback of a milestone based upon future performance, the Company believes that each is substantive in nature.

In response to this comment, the Company has revised its disclosure on page F-11 of the prospectus contained in the Initial Public Filing to disclose the factors it considered in determining whether each milestone is substantive under ASC 605-28-50-2d.

Les Laboratories Servier and Institut de Recherches Servier (Servier), page F-12

10.	We acknowledge your response to comment 36 that the obligation to reimburse Servier up to a mid-double digit percentage of development costs it incurs is only payable if you enter into a partnership with Servier or when you commence development or commercialization activities on your own in the U.S. Please revise your disclosure to clarify whether you would be obligated to reimburse Servier the applicable percentage of its total development costs or only those incurred in the US. In addition, please clarify whether you would be obligated to reimburse Servier for historical costs incurred or only those incurred after entering the partnership agreement or commencing development or commercialization activities in the U.S. To the extent you are obligated to reimburse Servier for costs it previously incurred, please disclose the amount of your potential obligation to Servier if you elect to develop/commercialize in the U.S. or explain to us why such disclosure is not useful to investors.

Response: The Company has revised its disclosure on pages 87 and F-14 through F-15 of the prospectus contained in the Initial Public Filing to indicate that it is required to reimburse Servier the applicable percentage of its total historical development costs in relation to clinical development activities aimed at achieving regulatory approval in the European Union and the United States to the extent that it is required to make reimbursements under the terms of the Servier agreement. The Company has disclosed on pages 87 and F-15 of the prospectus contained in the Initial Public Filing (and had disclosed on page F-12 of the prospectus contained in Amendment No. 1 to the Confidential Submission) that it does not expect to reimburse Servier for any such costs during 2012. The Company is not aware of any unreimbursed costs and cannot estimate the amount of development costs that may need to be reimbursed in the future.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 4, 2012

TES Pharma SRL (TES), page F-14

11.	Please revise your disclosure provided in response to comment 38 to describe how the quarterly payment amount is determined.

Response: The Company has revised its disclosure on pages 90 and F-16 of the prospectus contained in the Initial Public Filing to include the quarterly payment amount.

7. Warrants to Purchase Common Stock, page F-17

12.	We acknowledge your response to comment 42. We do not believe the use of a single-path model, such as the Black-Scholes option-pricing model, is appropriate in situations where the exercise price of a warrant can change. As a result, please revise your warrant valuations and accounting for each period presented using a binomial or lattice pricing model or a simulation model. Otherwise, demonstrate to us that the valuations in your historical financial statements are not materially different from those under a binomial or lattice pricing model or a simulation model and represent to us and disclose that you will utilize such a model in the future.

Response: The Company has engaged an outside advisor to assist it with the preparation of a binomial pricing model to estimate the valuation of the warrants taking into account the situations where the exercise price of a warrant can change.  Given the complexity of such a model and the terms of the warrants, the Company limited its valuation analysis to the warrant to purchase 5,000,000 shares of our common stock at $1.80 per share that were issued in 2010 (the “2010 Warrant”), which, among the Company’s outstanding warrants, has the longest duration (expiration in January 2015) and has the largest impact on the Company’s financial statements.

The binomial pricing model is very complex and requires many iterations. Rather than preparing the binomial pricing model using inputs and assumptions that management believed to be in the middle of the range, the Company used a simplified valuation model that focused on determining a “highest value” scenario for purposes of determining whether there would be a material deviation from its current warrant valuation. In doing so, the Company calculated the fair value of the “down round” provision in the 2010 Warrant using conservative assumptions and inputs, as described in more detail below, leading to what the Company believes is a high-end valuation. The Company’s management believes that such a simplified approach is appropriate because the purpose of this calculation is to determine whether a valuation based on a binomial pricing model would be materially different from its current valuations done under the Black-Scholes option-pricing model.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 4, 2012

In its analysis, the Company used the following conservative assumptions and inputs. First, the Company calculated the warrant valuation assuming that in any “down round” financing, the exercise price of the warrant would be reduced to the pricing of that particular financing, when in fact the exercise price for this warrant would have only been partially reduced based on a weighted average formula per the terms of the warrant (i.e. the Company used a “full ratchet” assumption, as opposed to the “weighted average” adjustments in the 2010 Warrant).  Second, the Company assumed that it would undertake another financing in 1.5 years, with an 80% probability that such financing would trigger “down round” adjustments, given the volatility of the stock of similar companies and other inputs to the binomial model. However, as a result of the Series C preferred stock financing that was completed in August 2012, management believes that the Company has sufficient capital, even without completing this initial public offering, to enable the Company to avoid another financing transaction over the remaining life of the 2010 Warrant. As such, management currently believes that the probability of needing a “down round” financing that would affect the 2010 Warrant would be significantly lower than 80%.  The Company respectfully advises the Staff that even after using these conservative assumptions and inputs, the valuation of the 2010 Warrant as of June 30, 2012 would have only increased from $3.5 million to $3.85 million, which the Company believes is immaterial to the presentation of its financial statements. Using less conservative, middle-range assumptions and inputs would have resulted in the difference being even smaller.

The Company did not calculate the fair value of its other outstanding warrants using the binomial pricing model because these warrants all expire in 2013 and 2014, at which time the Company expects to have funds remaining from its Series C preferred stock financing making it unlikely that it would be raising additional funds at any valuation, and their total recorded fair value as of June 30, 2012 was only $1.4 million. Based on the forgoing, management concluded that the fair values of the “down round” provisions in these warrants are immaterial.

The Company believes that the above differences are representative of the impact that would have occurred in each previous reporting period had it prepared a binomial pricing model for the warrants for such periods.  Additionally, given that the most recent reporting period represents the “cumulative” impact of the change in the value of the warrants over time and the most recent balance sheet date is the primary focus of investors, the Company believes that it is appropriate to focus on the June 30, 2012 valuation for purposes of this materiality assessment. As a result, the Company believes that its financial statements fairly present the warrant liability from which investors can consider the impact of the warrants in their investment decision.

As disclosed in the prospectus contained in the Registration Statement (see, e.g., page 69), if the initial public offering is successfully completed, the Company believes that the net proceeds should provide it with sufficient capital through 2015, resulting in a low probability of the need for a “down round” financing over the remaining life of the warrants. As a result, the Company believes that the difference in fair value resulting from the use of a binomial pricing model for financial reporting periods subsequent to the initial public offering would be immaterial. The Company believes that the use of a binomial pricing model would cause the Company to incur undue costs and the expenditure of a significant amount of management resources. Overall, the Company respectfully submits to the Staff that it does not believe that it is necessary to incur the costs and expend management resources in developing such complicated models at each reporting period.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 4, 2012

In connection with Comments 20 and 21 contained in the Staff’s letter to the Company dated July 17, 2012, we supplementally advise the Staff on a confidential basis of the following:

* * * * *

Rule 83 confidential treatment request made by INTERCEPT PHARMACEUTICALS, Inc.; Request No. 2012.09.04.11.1

The Company supplementally advises the Staff on a confidential basis that, after consultation with the underwriters, it currently anticipates that it will disclose an offering with a proposed price range of $[***] to $[***] per share (the “Anticipated Price Range”), after giving effect to an anticipated reverse stock split of 1-for-[***], and an offer of such number of shares of common stock to be determined (collectively, the “Other Offering Metrics”), in a pre-effective amendment to the Registration Statement. The Anticipated Price Range and the Other Offering Metrics are based on existing conditions in the public capital markets for biopharmaceutical companies, the Company’s financial position and prospects (assuming the completion of the offering), the market valuations of comparable publicly traded companies and discussions with the underwriters regarding potential valuations for the Company. The Anticipated Price Range and the Other Offering Metrics remain subject to adjustment based on factors outside the Company’s control, such as changes in market conditions, the Company’s business and prospects and the valuation of comparable publicly traded companies. The Company and the underwriters have not yet determined the actual price range to be included in a pre-effective amendment to the Registration Statement. If the actual price range to be included in a pre-effective amendment to the Registration Statement changes significantly from the foregoing Anticipated Price Range, the Company will notify the Staff as early as practicable.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 4, 2012

The Company further advises the Staff that, assuming no change in the Anticipated Price Range or the Other Offering Metrics, the Company anticipates including the following disclosure in a pre-effective amendment to the Registration Statement directly above the disclosure currently appearing under the heading “Common Stock Warrant Liability” on page 64 of the prospectus contained in the Initial Public Filing:

Rule 83 confidential treatment request made by INTERCEPT PHARMACEUTICALS, Inc.; Request No. 2012.09.04.12.1

“Estimated Offering Price

On                      , 2012, we and the underwriters determined the estimated price range for this offering. The midpoint of the estimated range was $[***] per share. In comparison, our estimate of the fair value of our common stock was $[***] per share as of July 31, 2012. We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors considered in setting the estimated range were prevailing market conditions and estimates of our business potential, as described above. In addition to this difference in purpose and methodology, we believe that the difference in value reflected between the midpoint of the estimated range and the board of director’s determination of the fair value of our common stock on July 31, 2012 was primarily the result of the following factors:

•	The July 31, 2012 valuation used a probability weighting of 50% that the IPO would occur in a positive scenario. However, the estimated IPO price range, which was determined based upon discussions between us and the underwriters, necessarily assumes that the initial public offering has occurred, a public market for our common stock has been created and that our preferred stock have been converted into common stock in connection with the initial public offering, and therefore excludes any discount for lack of marketability of our common stock, which was factored in the July 31, 2012 valuation. As such, the previously used private company valuation methodology is no longer applicable.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 4, 2012

•	Our preferred stock currently has substantial economic rights and preferences over our common stock. The midpoint of the estimated price range assumed the conversion of our preferred stock upon the completion of this offering and the corresponding elimination of the control rights and liquidation preference, resulting in an increased common stock valuation, which more than offsets the dilutive impact of the conversion of our preferred stock to common stock.

•	The proceeds of a successful initial public offering would substantially strengthen our balance sheet by increasing our cash resources. Additionally, the completion of this offering would provide us with access to the public company debt and equity markets. These projected improvements in our financial position influenced the increased common stock valuation indicated by the midpoint of the estimated price range.”

* * * * *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to contact me at 617-348-1798 or sasamuels@mintz.com or Bryan Yoon of this firm at 212-692-6847 or byoon@mintz.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Scott A. Samuels

Scott A. Samuels

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 4, 2012

cc:	Securities and Exchange Commission

Jeffrey Riedler, Assistant Director

Rose Zukin

Bryan Pitko

Kei Nakada

Mark Brunhofer

Intercept Pharmaceuticals, Inc.

Mark Pruzanski, M.D., President and Chief Executive Officer

Barbara Duncan, Chief Financial Officer, Treasurer and Secretary

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William T. Whelan

Bryan Yoon

Goodwin Procter LLP

Christopher J. Austin

KPMG LLP

Brian K. Roberson

Thomas R. Klockner